Exhibit 99.1

NewsRelease

TransCanada to Proceed with $1.5 Billion North Montney Extension

CALGARY, Alberta – August 6, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), has signed agreements with Progress Energy Canada Ltd. (Progress) for approximately two billion cubic feet per day (Bcf/d) of firm gas transportation services to underpin the development of a major pipeline extension of the NGTL System.

“The proposed North Montney Mainline project will provide substantial new capacity on the NGTL System in response to the rapidly increasing development of natural gas resources in northeastern British Columbia,” said Karl Johannson, executive vice-president and president, Natural Gas Pipelines. “The long term, large volume commercial commitments that have been secured provide strong support for the project, which will contribute positively to the overall NGTL System.”

The proposed North Montney Mainline will be a large diameter extension from the existing Groundbirch Mainline section of the NGTL system in northeast British Columbia (B.C.). It will consist of two sections, Aitken Creek and Kahta, totaling approximately 305 kilometres (189 miles) in length, and will include associated metering facilities, valve sites and possible compression facilities. The project will also include an interconnection with TransCanada's proposed Prince Rupert Gas Transmission (PRGT) project to provide natural gas supply to the proposed Pacific NorthWest LNG export facility near Prince Rupert, B.C.

Under the commercial arrangements with Progress, receipt volumes will ramp up between 2016 and 2019 to an aggregate volume of approximately 2.0 Bcf/d and delivery volumes to the PRGT project will be approximately 2.1 Bcf/d beginning in 2019. NGTL is also in discussions with other parties that have expressed interest in obtaining transportation services that would utilize the North Montney Mainline facilities. The total cost for the North Montney Mainline project is estimated to be approximately $1.5 billion.

NGTL is continuing to advance its development work on the project, including field studies, engineering and design work, and pipeline routing, to support applications for regulatory approvals and finalize project requirements. First Nations, landowner and community engagement and consultation activities for the North Montney Mainline project have commenced.

“The initial work for the project is proceeding well and we anticipate filing an application with the National Energy Board in the fourth quarter of 2013 for approvals to build and operate the facilities,” concluded Johannson. “If we receive the necessary approvals, we expect the Aitken Creek section to be operational in second quarter 2016, the Kahta section in second quarter 2017 and the export delivery facilities in 2019.”

For more information about the North Montney Mainline project, visit the project website at:
http://www.transcanada.com/north-montney-mainline-project.html

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated July 25, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.2277 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522